FOXHOLLOW TECHNOLOGIES, INC.

740 BAY ROAD

REDWOOD CITY, CA 94063-2469

October 27, 2004

Via EDGAR Transmission and Facsimile

Jay S. Mumford, Esq.

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 03-06

Washington, DC 20549-1004

Re:	FoxHollow Technologies, Inc. (File No. 333-118191)

Dear Mr. Mumford:

On behalf of FoxHollow Technologies, Inc. (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Company’s Registration Statement on Form S-1 effective on October 27, 2004 at 5:00 p.m. E.D.T. or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes David J. Saul or Philip Oettinger of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Company, to make such request on our behalf.

Please direct any questions regarding this filing to David J. Saul at (650) 320-4872.

Sincerely,

/s/ Robert W. Thomas

Robert W. Thomas

President and Chief Executive Officer

Enclosures

cc:	David J. Saul

Philip H. Oettinger

William C. Davisson